

July 16, 2020

Martin McNulty, Jr.
Chief Executive Officer
Starboard Value Acquisition Corp.
777 Third Avenue, 18th Floor
New York, New York 10017

      Re: Starboard Value Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted June 23, 2020
           CIK 0001794905

Dear Mr. McNulty:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted June 23, 2020

The Offering, page 15

1.   We note disclosure in your Risk Factor section indicates that there may be instances wherein public shareholders may receive less than $10.00 per share upon redemption. Please revise your disclosure on pages 27, 106 and 114 to clarify that there is no guarantee that investors may receive $10.00 per share upon redemption.

You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction